UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to __________.

Commission file number: 1-4364

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Ryder System, Inc.
2333 Ponce de Leon Blvd., Suite 700
Coral Gables, Florida 33134

REQUIRED INFORMATION

FINANCIAL STATEMENTS & SUPPLEMENTAL SCHEDULE	PAGE NO.

Statements of Net Assets Available for Benefits December 31, 2025 and 2024	1
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2025 and 2024	2
Notes to Financial Statements	3
Supplemental Schedule*: Schedule H, Line 4i: Schedule of Assets (Held at End of Year) December 31, 2025	11
Signature	18

EXHIBIT

Exhibit Index	19

Consent of Independent Registered Certified Public Accounting Firm	#

*Other supplemental schedules required by Section 2520-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under Employee Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Ryder System, Inc. 401(k) Savings Plan
Coral Gables, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2015.

June 25, 2026

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(In thousands)	2025	2024
Assets:
Investments at fair value	$2,462,818	$2,129,393
Investments at contract value	130,452	134,105
Receivables:
Notes receivable from participants	46,449	43,845
Participant contributions	1,485	1,199
Employer contributions	14,558	15,271
Due from broker	1,129	2,392
Total receivables	63,621	62,707

Total assets	2,656,891	2,326,205

Liabilities:
Due to broker	275	346
Other liabilities	31	32
Total liabilities	305	378

Net assets available for benefits	$2,656,585	$2,325,827

The accompanying notes are an integral part of these financial statements.
Amounts may not be additive due to rounding.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
(In thousands)	2025	2024
Additions to net assets attributed to:
Investment income:
Net appreciation in value of investments	$397,388	$355,270
Dividends	15,040	14,678
Interest	4,571	4,846
Net investment income	416,998	374,794

Interest income on notes receivable from participants	3,117	2,539

Contributions:
Employer	46,076	42,923
Participant	108,467	100,880
Participant rollovers	18,849	21,639
Total contributions	173,392	165,442

Total additions	593,507	542,775

Deductions from net assets attributed to:
Benefits paid to plan participants	261,518	249,376
Administrative expenses	1,231	1,679
Total deductions	262,749	251,055

Net increase	330,758	291,720
Transfer (out) in from related plans	—	88,601

Net assets available for benefits:
Beginning of year	2,325,827	1,945,506
End of year	$2,656,585	$2,325,827

The accompanying notes are an integral part of these financial statements.
Amounts may not be additive due to rounding.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
1.Description of Plan

The following description of the Ryder System, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan, established January 1, 1993, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee. The Plan’s trustee and record-keeper are Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Eligibility
Participation in the Plan is voluntary. In general, all employees on the United States (“U.S.”) payroll of Ryder System, Inc. and its subsidiaries (the “Company”) that have adopted the Plan are eligible to participate in the Plan. Newly hired employees are eligible to participate as soon as administratively practicable after hire. The following employees or classes of employees are not eligible to participate: (a) an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan; (b) employees eligible to participate under another Company-sponsored qualified savings plan; and (c) leased employees.

Contributions
Participant Contributions
Participants may elect to contribute pre-tax dollars to the Plan by having their compensation reduced by a maximum of the lesser of: (a) 50% of compensation, (b) the Internal Revenue Service (“IRS”) limit of $23,500 and $23,000 for 2025 and 2024, respectively, or (c) such other amount as shall be determined by the Company’s Retirement Committee from time to time. Additionally, participants may elect to make after-tax and Roth contributions to the Plan.

Participants who reach age 50 during the calendar year may be eligible to make catch-up contributions up to $7,500, in addition to the IRS limit. Participants can also elect a direct rollover of an existing balance from a tax-qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of the investment funds within the investment pool and may direct the record-keeper to transfer among investment options on a daily basis.

Employer Contributions
If a participant meets certain requirements related to employment date, age and service hours, the Company may contribute to the participant’s account. Company contributions are invested in the investment options in the same allocation percentages as each participant’s contributions.

Salaried and non-salaried employees that were hired prior to January 1, 2016, other than field hourly employees of Ryder Integrated Logistics, Inc. (“RIL”), a wholly-owned subsidiary of the Company and other employee groups as described below, are eligible to receive: (a) non-elective Company contributions equal to 3% of eligible pay, even if employees do not make contributions to the Plan, and (b) a 50% Company match of participant contributions of up to 5% of eligible pay, subject to IRS limits upon meeting eligibility requirements.

For field hourly employees hired by RIL prior to January 1, 2016, the Company will make a non-elective basic contribution of $400 on an annual basis whether or not the employee contributes to the Plan. If the employee contributes to the Plan, in addition to the basic contribution, the Company will match the first $300 at 100% and match the next $800 at 50%.

On January 1, 2016, the Plan was amended for new hires and re-hires. Effective January 1, 2016, the matching contributions for these employees, regardless of position, shall equal 50% company match of participant contributions up to 6% of eligible pay (the “Match”), subject to IRS limits upon meeting eligibility requirements.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Additionally, the Company contribution for all eligible salaried and non-salaried employees shall be made annually, as soon as practicable, following the last day of the Plan year in an amount equal to 3% of the participant’s eligible compensation for the Plan year. For field hourly employees of RIL, the $400 Company contribution will also be made annually, as soon as practicable, following the last day of the Plan year. An employee must be employed by the Company on December 31 of the Plan year to be eligible to receive the Plan year’s Company contribution. New hires or re-hires are not eligible to receive non-elective Company contributions.

The Company may make a discretionary matching contribution for salaried and non-salaried employees, other than RIL field hourly employees. This discretionary matching contribution may be based on the Company’s attainment of specified performance goals. Company contributions are for the benefit of those participants who meet eligibility requirements as defined by the Company’s Retirement Committee. For the years ended December 31, 2025 and 2024, the Company did not make any discretionary matching contributions.

Effective December 31, 2021, Ryder acquired Midwest Warehouse and Distribution System, which included the Midwest & Bedford 401(k) Profit Sharing Plan and Trust and the Logistics Resources, LLC 401(k) Profit Sharing Plan and Trust (the “Midwest Plans”). The acquired employees became eligible to participate in the Plan on January 1, 2023. At that time, all acquired employees who had one or more years of credited service became immediately eligible to receive the Match. Effective December 31, 2022, the Midwest Plans were merged into the Plan, and all protected features and benefits of the Midwest Plans remain protected under the Plan.

Effective January 1, 2022, Ryder acquired PLG Investments I, LLC (“Whiplash”). The acquired employees became eligible to participate in the Plan on October 1, 2022. At that time, all acquired employees became immediately eligible to receive the Match. For acquired employees, Company matching contributions, vest 100% immediately. Effective December 31, 2022, the Whiplash 401(k) Plan merged into the Plan, and all protected features and benefits of the Whiplash 401(k) Plan remain protected under the Plan.

Effective November 1, 2022, Ryder acquired DotCom Distribution (“DotCom”). The acquired employees became eligible to participate in the Plan effective January 1, 2024. At that time, all acquired employees became eligible to receive the Match. Effective March 28, 2024, the DotCom 401(k) Savings Plan was merged into the Plan, and all protected features and benefits of the DotCom 401(k) Savings Plan remain protected under the Plan. The transfer of assets of approximately $6.6 million was completed in March 2024.

Effective February 1, 2024, Ryder acquired Cardinal Logistics (“Cardinal”). The acquired employees became eligible to participate in the Plan effective July 1, 2024. At that time, all acquired employees became eligible to receive a 50% Company match of participant contributions up to 2% of eligible pay. Effective August 19, 2024, the Cardinal 401(k) Savings Plan was merged into the Plan, and all protected features and benefits of the Cardinal 401(k) Savings Plan remain protected under the Plan. The transfer of assets of approximately $82.0 million was completed in August 2024.

Effective August 1, 2024, Ryder acquired Pit Stop Fleet Services (“Pit Stop”). At that time, acquired employees were credited with all service at Pit Stop for purposes of match, eligibility, and vesting under the Plan.

Contributions are subject to certain IRS limits.

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. Participants will also become fully vested in Company contributions and the earnings attributable to such contributions when they reach age 65, become permanently disabled or upon death while employed by the Company. RIL field hourly employees’ basic Company contributions and the match on the first $300 of participant contributions are immediately fully vested while the match on the next $800 of participant contributions follows the vesting schedule described above in this paragraph.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and with allocations of: (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Expenses are allocated evenly across all eligible accounts for recordkeeping services. Loan and distribution expenses are charged directly to the respective participant. Trustee fees are allocated to participants’ accounts on a pro-rata basis based on the participant’s account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Participants forfeit the nonvested portion of their accounts in the Plan upon

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

termination of employment with the Company. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2025 and 2024, employer contributions were reduced by approximately $2.8 million and $3.0 million, respectively, from forfeited nonvested accounts. At December 31, 2025 and 2024, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $0.5 million for both periods.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a fixed rate which is the current prime rate at the time of the loan initiation and used for the life of the loan. Changes to the prime rate are received from Reuters and are updated on the first business day of the quarter, for the life of the loan. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Benefits Paid
If a participant leaves the Company, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid as an automatic distribution. As of December 31, 2025 and 2024, there were no automatic cash distributions pending. However, if the vested account balance is greater than $1,000 but less than or equal to $7,000 and the participant does not make an affirmative election, the balance will be automatically rolled over to an individual retirement account in accordance with the Plan document. If the vested value of the account balance is greater than $7,000, or $1,000 prior to 2024, a participant may request an immediate lump-sum payment, or choose to delay payment to a later date, but not beyond April 1st of the year after the participant reaches age 73. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship as defined by the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the related (losses) gains and the unrealized appreciation (depreciation) on those investments. Dividends on mutual funds and Ryder System, Inc. common stock fund is recorded on the record date. Interest income is recorded on the accrual basis.

Effective August 8, 2024, Ryder amended the Plan to add an Employee Stock Ownership Plan (“ESOP”) component. As part of this amendment, a portion of the existing Ryder Common Stock Fund was designated as an ESOP, which is intended to be a stock bonus plan under Section 401(a) of the Internal Revenue Code, an employee stock ownership plan for purposes of section 4975(e)(7) of the Code, and an eligible individual account plan within the meaning of Section 407(d)(3) of ERISA. In connection with this implementation, participants may elect to either reinvest dividends paid on ESOP shares in the Ryder Stock Fund or receive them in cash, in accordance with Section 404(k) of the Code. As of December 31, 2025, the ESOP features are not currently in use by the Plan.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Loans in default are recorded as distributions based upon the terms of the Plan document and are included in Benefits paid to participants.

Contribution Receivable
Participant contributions and any related employer contributions are recognized in the period during which the respective payroll deduction from the participant's compensation is made.

Due to/from Broker
Due to/from broker for investment securities purchased/sold include amounts payable or receivable to/from clearing organizations relating to investment security transactions to be settled.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Trustee fees, management fees and other fund expenses are paid from the assets of the Plan. Loan administrative and origination fees and recordkeeping fees are paid by the participants. Investment related expenses are included in net appreciation in value of investments.

Subsequent Events
Subsequent to December 31, 2025, the Plan evaluated the impact of provisions of the SECURE 2.0 Act that became effective on January 1, 2026, including requirements for the Roth treatment of certain catch-up contributions for participants above specified compensation thresholds. These provisions will primarily affect Plan administration and participant elections. Management does not expect the adoption of these provisions to have a material impact on the Plan’s net assets available for benefits. The Plan evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued.

3.Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under the Accounting Standard Codification (“ASC”) 820, Fair Value Measurement, are described as follows:

Level 1:    Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2:    Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

a.Quoted prices for similar assets or liabilities in active markets
b.Quoted prices for identical or similar assets or liabilities in inactive markets
c.Inputs other than quoted prices that are observable for the asset or liability
d.Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3: Inputs that are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies at December 31, 2025 and 2024.

Mutual funds: Valued at quoted market prices, which represent the net asset value of the shares held in such funds. Each of these funds is considered an open ended mutual fund and is valued using a market approach. Fair value is based on a daily

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

net asset value (“NAV”) that can be validated with a sufficient level of observable activity (i.e., purchases and sales at NAV). Because these transactions occur at quoted prices in active markets for identical assets, the mutual funds are classified within Level 1 of the fair value hierarchy.

Ryder System, Inc. common stock fund: The Ryder System, Inc. common stock fund is an employer stock unitized fund. The fund consists primarily of Ryder System, Inc. common stock, which is valued at the closing price reported on the active market on which the individual security is traded, and a short-term money market component valued at fair value. The unit price of the fund is based on the fair value of the underlying assets, adjusted for receivables and payables, which are not significant to the overall valuation. Accordingly, the fund is classified within Level 1 of the fair value hierarchy.

Common collective trusts: Valued at the NAV per unit as determined by the common collective trust, as of the valuation date. The NAV is based on the market price of the underlying investments held in each fund. Each common collective trust invests in a diversified portfolio of equity, fixed income, and/or short-term products. Accordingly, these investments are measured at NAV as a practical expedient.

The following table presents the Plan’s assets at fair value. Classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement (amounts may not be additive due to rounding). Prior year amounts were reclassified to confirm to current year presentation.

	December 31,
(In thousands)	2025	2024
Investments in the fair value hierarchy:
Mutual funds (a)	$153,796	$136,829
Ryder System, Inc. common stock fund (b)	159,545	142,601
	313,341	279,430
Investments measured at net asset value: (c)
Common collective trusts	2,149,476	1,849,963
Total investments at fair value	$2,462,818	$2,129,393
__________________________________________
(a)Classified within Level 1 of the fair value hierarchy.
(b)Classified within Level 2 of the fair value hierarchy.
(c)Certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of the net assets available for benefits.

Investments Measured Using the Net Asset Value per Share Practical Expedient
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2025 and 2024, respectively. There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

	December 31, 2025
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$2,149,476	N/A	Daily	N/A

	December 31, 2024
(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Common collective trusts	$1,849,963	N/A	Daily	N/A

4.Investment Contracts with Insurance Companies and Financial Institutions

The Interest Income Fund, one of the Plan’s investment options, may be invested in fixed income securities, money market funds and in fully benefit-responsive synthetic guaranteed investment contracts with various insurance companies and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, the contract is measured at contract value. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events may be different under each contract. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing option, and (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement before the scheduled maturity date. In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include the following: (1) if there is a change in the qualification status of the Plan, (2) if there is a breach of material obligations under the contract and misrepresentations by the contract holder, (3) if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines, (4) if the contract holder assigns its interest in the contract without permission, (5) if the investment manager is terminated and a successor manager acceptable by the wrap issuers is not appointed, and (6) if the contract holder engages in fraud or deceit related to the wrap contract.

5.Risks and Uncertainties

The Plan’s invested assets ultimately consist of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder System, Inc. common stock fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.Related Party Transactions and Party-In-Interest Transactions

The Plan holds shares of Ryder System, Inc. common stock in the common stock fund described in Note 3, “Fair Value Measurements” (829,196 and 902,582 shares at December 31, 2025 and 2024, respectively), and recorded dividend income (approximately $3.0 million and $2.9 million in 2025 and 2024, respectively), net realized gains on sale (approximately $12.8 million and $8.3 million in 2025 and 2024, respectively), and net unrealized appreciation in value of these securities (approximately $14.0 million and $28.9 million in 2025 and 2024, respectively). During the year ended December 31, 2025, purchases and sales of Ryder System, Inc. common stock recorded in the common stock fund were approximately $23.9 million and $36.5 million, respectively. During the year ended December 31, 2024, purchases and sales of Ryder System, Inc. common stock recorded in the common stock fund were $21.2 million and $27.2 million, respectively. Accordingly, these shares qualify as a party-in-interest.

The Plan also holds shares of mutual funds managed by Fidelity Management Trust Company, which are affiliated with the Plan’s current trustee. The Plan has recorded dividend income, net realized gains (losses) on sales and net unrealized appreciation (depreciation) in value of these securities. Accordingly, these transactions qualify as a party-in-interest.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

Fees incurred by the Plan to Fidelity Management Trust Company for investment management and recordkeeping services amounted to approximately $1.2 million and $1.3 million for the years ended December 31, 2025 and 2024, respectively. These fees are recorded as administrative expenses in the accompanying Statements of Changes in Net Assets Available for Benefits. Notes receivable from participants also qualify as exempt party-in-interest transactions.

7.Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account, and would become 100 percent vested in their employer contributions.

8.Tax Status of the Plan

The Internal Revenue Service (“IRS”) has issued a favorable determination letter dated May 10, 2017 and March 31, 2025 stating that the Plan is designed in accordance with the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

The Plan qualifies as a profit sharing plan under Section 401(a) of the Code, and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. For tax purposes, the tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 ½, then certain special tax rules may be applicable.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken by the Plan. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to the Form 5500:

	December 31,
(In thousands)	2025	2024
Net assets available for benefits per the financial statements	$2,656,585	$2,325,827
Adjustment for fair value of fully benefit-responsive investment contracts	(449)	(3,871)
Net assets available for benefits per the Form 5500	$2,656,136	$2,321,956
_____________
Amounts may not be additive due to rounding.

RYDER SYSTEM, INC. 401(K) SAVINGS PLAN

The following is a reconciliation of total additions per the financial statements to the Form 5500:

	December 31,
(In thousands)	2025	2024
Total additions per the financial statements	$593,507	$542,775
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,871	4,260
Current adjustment from fair value to contract value for fully benefit-responsive investment contracts	(449)	(3,871)
Total income per the Form 5500	$596,929	$543,164

	December 31,
(In thousands)	2025	2024
Total change in net assets available for benefits per financial statements	$330,758	$291,720
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,422	389
Total change in net assets available for benefits per Form 5500	$334,180	$292,109
_____________
Amounts may not be additive due to rounding.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, Rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, Lessor or Similar Party			Cost	Current Value
	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
	FIXED INCOME SECURITIES:
	SSGA GOVERNMENT ST INVESTMENT FUND	—	4.29%		505,866
	COREBRIDGE GBL FUNDING 4.90% 01/07/2028 144A	1/7/2028	4.90%	**	171,593
	AT&T INC 4.7% 08/15/2030	8/15/2030	4.70%	**	186,824
	ALIMENTATION COUCHE-TARD INC 4.148% 09/29/2028 144	9/29/2028	4.15%	**	282,253
	ALLY AUTO RECEIVABLES TRUST 2024-1 5.08% 12/15/202	12/15/2028	5.08%	**	47,839
	ALPHABET INC 3.875% 11/15/2028	11/15/2028	3.88%	**	333,563
	ALPHABET INC 4.1% 11/15/2030	11/15/2030	4.10%	**	333,080
	AMERICAN EXPRESS CO 5.389%/VAR 07/28/2027	7/28/2027	5.39%	**	412,271
	AMERICAN EXPRESS CO 5.085%/VAR 01/30/2031	1/30/2031	5.08%	**	96,800
	AMERICAN EXPRESS CR ACC MST TR 5.23% 04/15/2029	4/15/2029	5.23%	**	408,509
	AMERICAN HONDA FINANCE CORP 4.95% 01/09/2026	1/9/2026	4.95%	**	329,673
	AMPHENOL CORPORATION NEW 5.05% 04/05/2029	4/5/2029	5.05%	**	92,662
	ATHENE GLOBAL FUNDING 5.339% 01/15/2027 144A	1/15/2027	5.34%	**	240,535
	ATHENE GLOBAL FUNDING 5.516% 03/25/2027 144A	3/25/2027	5.52%	**	283,299
	BA CR CARD TR 4.98% 11/15/2028	11/15/2028	4.98%	**	208,596
	BA CR CARD TR 4.31% 05/15/2030	5/15/2030	4.31%	**	557,796
	BAE SYSTEMS PLC 5.125% 03/26/2029 144A	3/26/2029	5.13%	**	208,306
	BAT CAPITAL CORP 3.557% 08/15/2027	8/15/2027	3.56%	**	301,724
	BMW US CAPITAL LLC 3.45% 04/01/2027 144A	4/1/2027	3.45%	**	588,686
	BPCE SA 4.75% 07/19/2027 144A	7/19/2027	4.75%	**	438,994
	BANK OF AMERICA CORPORATION 2.651%/VAR 03/11/2032	3/11/2032	2.65%	**	324,377
	BANK OF AMERICA CORPORATION 5.202%/VAR 04/25/2029	4/25/2029	5.20%	**	300,245
	BANK OF AMERICA CORPORATION 5.933%/VAR 09/15/2027	9/15/2027	5.93%	**	360,708
	BANK OF MONTREAL QUE 5.37% 06/04/2027	6/4/2027	5.37%	**	358,680
	BANK OF NEW YORK MELLON 4.729%/VAR 04/20/2029	4/20/2029	4.73%	**	256,489
	BANK OF NOVA SCOTIA 5.4% 06/04/2027	6/4/2027	5.40%	**	287,040
	BARCLAYS PLC 5.501%/VAR 08/09/2028	8/9/2028	5.50%	**	302,571
	BARCLAYS PLC 5.086%/VAR 02/25/2029	2/25/2029	5.09%	**	518,459
	BARCLAYS PLC 5.367%/VAR 02/25/2031	2/25/2031	5.37%	**	420,953
	BMW VEHICLE LEASE TRUST 2025-1 4.43% 06/26/2028	6/26/2028	4.43%	**	287,691
	BROADCOM INC 4.2% 10/15/2030	10/15/2030	4.20%	**	190,885
	CAPITAL ONE FIN CORP 5.468%/VAR 02/01/2029	2/1/2029	5.47%	**	304,360
	CAPITAL ONE PRIME AUTO RECEIVABLES TR 2024-1 4.62%	7/16/2029	4.62%	**	252,914

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.	6/15/2028	5.82%	**	238,600
	CARMAX AUTO OWNER TRUST 2024-1 4.92% 10/16/2028	10/16/2028	4.92%	**	142,790
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	7/17/2028	6.00%	**	49,429
	CARMAX AUTO OWNER TR 2024-2 5.5% 01/16/2029	1/16/2029	5.50%	**	48,777
	CARVANA AUTO RECEIVABLES TR 2025-P3 A3 4.04% 11/11	11/11/2030	4.04%	**	326,638
	CARVANA AUTO RECEIVABLES TRUST 2025-P2 4.55% 08/12	8/12/2030	4.55%	**	207,322
	CHASE ISSUANCE TR 5.08% 09/15/2030	9/15/2030	5.08%	**	461,355
	CHASE ISSUANCE TR 4.16% 07/15/2030	7/15/2030	4.16%	**	414,856
	CHEVRON PHIL CHEM LLC /CHEV LP 4.75% 05/15/2030 14	5/15/2030	4.75%	**	57,061
	CITIGROUP INC 3.52%/VAR 10/27/2028	10/27/2028	3.52%	**	309,201
	CITIBANK CR CARD ISSUANCE TR 4.3% 06/21/2030	6/21/2030	4.30%	**	658,494
	CITIBANK NA 4.576% 05/29/2027	5/29/2027	4.58%	**	405,706
	COMMONWEALTH EDISON CO 2.95% 08/15/2027	8/15/2027	2.95%	**	458,727
	DTE ENERGY CO 4.95% 07/01/2027	7/1/2027	4.95%	**	117,285
	DTE ENERGY CO 5.2% 04/01/2030	4/1/2030	5.20%	**	229,851
	DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 5.125% 09	9/25/2027	5.13%	**	154,454
	DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 4.95% 01/	1/13/2028	4.95%	**	155,677
	DAIMLER TRUCKS RETAIL TRUST 2024-1 5.49% 12/15/202	12/15/2027	5.49%	**	164,906
	DELL INTL/EMC CORP 5% 04/01/2030	4/1/2030	5.00%	**	159,741
	DEUTSCHE BANK AG NEW YORK BNCH 4.469%/VAR 12/10/20	12/10/2031	4.47%	**	399,718
	DNB BANK ASA 4.384%/VAR 11/04/2031 144A	11/4/2031	4.38%	**	411,280
	DUKE ENERGY CAROLINAS LLC 4.85% 03/15/2030	3/15/2030	4.85%	**	172,229
	DUKE ENERGY FLORIDA LLC 3.8% 07/15/2028	7/15/2028	3.80%	**	457,405
	ENBRIDGE INC 5.25% 04/05/2027	4/5/2027	5.25%	**	179,611
	ENBRIDGE INC 5.3% 04/05/2029	4/5/2029	5.30%	**	152,353
	ENBRIDGE INC 4.6% 06/20/2028	6/20/2028	4.60%	**	50,586
	ENBRIDGE INC 4.2% 11/20/2028	11/20/2028	4.20%	**	181,034
	ENTERPRISE PRODS OPER LLC 3.125% 07/31/2029	7/31/2029	3.13%	**	304,617
	EQUITABLE AMERICA GLOBAL FUNDING 4.65% 06/09/2028	6/9/2028	4.65%	**	161,061
	EQUITABLE AMERICA GLOBAL FUNDING 4.95% 06/09/2030	6/9/2030	4.95%	**	184,887
	EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 5% 03/27/2	3/27/2030	5.00%	**	193,610
	EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 4.6% 04/01	4/1/2027	4.60%	**	259,675
	EXELON CORP 5.15% 03/15/2029	3/15/2029	5.15%	**	81,379
	META PLATFORMS INC 4.2% 11/15/2030	11/15/2030	4.20%	**	187,652
	META PLATFORMS INC 4.6% 11/15/2032	11/15/2032	4.60%	**	204,105
	FHLG 5.50% 3/34 #G01665	3/1/2034	5.50%	**	5,492
	FHLG 25YR 5.50% 7/35 #G05815	7/1/2035	5.50%	**	3,478
	FHLG 15YR 3% 07/01/2035#SB0361	7/1/2035	3.00%	**	429,231
	FHLG 15YR 2.5% 12/01/2033#SB0992	12/1/2033	2.50%	**	470,509
	FHLG 15YR 2.5% 04/01/2036#SB1091	4/1/2036	2.50%	**	613,390
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	2/25/2046	3.50%	**	23,794

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	FNMA 5.50% 11/34 #310105	11/1/2034	5.50%	**	28,361
	FEDERAL HOME LN MTG MLT CTF GT 2% 07/25/2042	7/25/2042	2.00%	**	367,504
	FEDERAL HOME LN MTG MLT CTF GT 2% 01/25/2044	1/25/2044	2.00%	**	477,835
	FEDERAL HOME LN MTG MLT CTF GT 2% 08/25/2041	8/25/2041	2.00%	**	282,723
	FEDERAL HOME LN MTG MLT CTF GT 2% 06/25/2041	6/25/2041	2.00%	**	187,622
	FEDERAL HOME LN MTG MLT CTF GT 2% 04/25/2043	4/25/2043	2.00%	**	473,371
	FNMA 15YR 3.5% 07/01/2029#FS7019	7/1/2029	3.50%	**	276,214
	FNMA 20YR 3.00% 11/32 #MA1237	11/1/2032	3.00%	**	181,420
	FNMA 10YR 1.5% 10/01/2031#MA4448	10/1/2031	1.50%	**	308,485
	FNMA 10YR 1.5% 12/01/2031#MA4503	12/1/2031	1.50%	**	322,296
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/20	5/15/2028	5.23%	**	128,029
	FORDF 2025-1 A1 4.63% 04/15/2030	4/15/2030	4.63%	**	224,153
	FORD CREDIT AUTO OWNER TRUST 2024-D 4.84% 08/15/20	8/15/2029	4.61%	**	141,834
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-3	6/16/2028	5.45%	**	35,192
	GENERAL MTRS FINL CO INC 4.2% 10/27/2028	10/27/2028	4.20%	**	153,351
	GLENCORE FDG LLC 4.907% 04/01/2028 144A	4/1/2028	4.91%	**	97,747
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR	8/16/2028	5.78%	**	196,520
	GOLDMAN SACHS GROUP INC (THE) 4.937%/VAR 04/23/202	4/23/2028	4.94%	**	357,321
	GOLDMAN SACHS GROUP INC (THE) 2.64%/VAR 02/24/2028	2/24/2028	2.64%	**	467,052
	HSBC HOLDINGS PLC 2.357%/VAR 08/18/2031	8/18/2031	2.36%	**	321,389
	HSBC HOLDINGS PLC 4.755%/VAR 06/09/2028	6/9/2028	4.76%	**	439,103
	HSBC HOLDINGS PLC 4.899%/VAR 03/03/2029	3/3/2029	4.90%	**	303,066
	HEWLETT PACKARD ENTERPRISE CO 4.4% 09/25/2027	9/25/2027	4.40%	**	170,781
	HUNTINGTON BANCSHARES INC/OH 6.208%/VAR 08/21/2029	8/21/2029	6.21%	**	342,797
	HYUNDAI CAP AMER 4.3% 09/24/2027 144A	9/24/2027	4.30%	**	365,193
	HYUNDAI AUTO RECEIVABLES TR 2024-A 4.99% 02/15/202	2/15/2029	4.99%	**	68,555
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/	4/17/2028	5.48%	**	33,384
	HYUNDAI AUTO RECEIVABLES TRUST 25-B 4.36% 12/17/20	12/17/2029	4.36%	**	394,521
	ING GROEP NV 5.335%/VAR 03/19/2030	3/19/2030	5.34%	**	218,790
	ING GROEP NV 4.858%/VAR 03/25/2029	3/25/2029	4.86%	**	299,181
	INGERSOLL RAND INC 5.197% 06/15/2027	6/15/2027	5.20%	**	305,452
	INGERSOLL RAND INC 5.176% 06/15/2029	6/15/2029	5.18%	**	310,784
	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	7/25/2028	4.85%	**	516,974
	JPMORGAN CHASE & CO 4.912%/VAR 07/25/2033	7/25/2033	4.91%	**	446,188
	JPMORGAN CHASE & CO 5.299%/VAR 07/24/2029	7/24/2029	5.30%	**	436,246
	JPMORGAN CHASE & CO 5.04%/VAR 01/23/2028	1/23/2028	5.04%	**	361,388
	JPMORGAN CHASE & CO 5.571%/VAR 04/22/2028	4/22/2028	5.57%	**	245,321
	JACKSON NATL LIFE GLOBAL FDG 4.6% 10/01/2029 144A	10/1/2029	4.60%	**	511,818
	JACKSON NATL LIFE GLOBAL FDG 5.35% 01/13/2030 144A	1/13/2030	5.35%	**	212,418
	JAPAN TOBACCO INC 4.85% 05/15/2028 144A	5/15/2028	4.85%	**	201,729
	JERSEY CENTRAL POWR & LIGHT CO 4.4% 01/15/2031 144	1/15/2031	4.40%	**	167,773

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	KENVUE INC 5% 03/22/2030	3/22/2030	5.00%	**	292,611
	LLOYDS BANKING GROUP PLC 3.574%/VAR 11/07/2028	11/7/2028	3.57%	**	309,218
	LLOYDS BANKING GROUP PLC 4.818%/VAR 06/13/2029	6/13/2029	4.82%	**	203,761
	LLOYDS BANKING GROUP PLC 4.425%/VAR 11/04/2031	11/4/2031	4.43%	**	200,794
	MARS INC 4.6% 03/01/2028 144A	3/1/2028	4.60%	**	300,478
	MARS INC 4.8% 03/01/2030 144A	3/1/2030	4.80%	**	99,644
	MERCEDES-BENZ AUTO LEASE TRUST 2025-A 4.61% 04/16/	4/16/2029	4.61%	**	269,068
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 5.25% 11/2	11/29/2027	5.25%	**	442,487
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 4.8% 08/01	8/1/2029	4.80%	**	363,275
	MERCEDES-BENZ AUTO LEASE TRUST 2024-A 5.32% 01/18/	1/18/2028	5.32%	**	75,906
	MET TOWER GLOBAL FUNDING 4% 10/01/2027 144A	10/1/2027	4.00%	**	151,808
	MET TOWER GLOBAL FUNDING 4.2% 09/16/2030 144A	9/16/2030	4.20%	**	342,567
	MIDAMERICAN ENERGY CO 3.1% 05/01/2027	5/1/2027	3.10%	**	457,924
	MITSUBISHI UFJ FIN GRP INC 5.017%/VAR 07/20/2028	7/20/2028	5.02%	**	300,749
	MIZUHO FINL GROUP INC 4.711%/VAR 07/08/2031	7/8/2031	4.71%	**	276,497
	MORGAN STANLEY BK NA SALT LAKE 5.016%/VAR 01/12/20	1/12/2029	5.02%	**	260,491
	MORGAN STANLEY 4.889%/VAR 07/20/2033	7/20/2033	4.89%	**	310,855
	MORGAN STANLEY 5.164%/VAR 04/20/2029	4/20/2029	5.16%	**	299,531
	MORGAN STANLEY 5.042%/VAR 07/19/2030	7/19/2030	5.04%	**	366,810
	MORGAN STANLEY 4.994%/VAR 04/12/2029	4/12/2029	4.99%	**	258,761
	MORGAN STANLEY 5.23%/VAR 01/15/2031	1/15/2031	5.23%	**	283,969
	NTT FINANCE CORP 4.372% 07/27/2027 144A	7/27/2027	4.37%	**	450,522
	NTT FINANCE CORP 4.567% 07/16/2027 144A	7/16/2027	4.57%	**	205,874
	NTT FINANCE CORP 4.62% 07/16/2028 144A	7/16/2028	4.62%	**	206,895
	NATIONAL BANK OF CANADA 4.5% 10/10/2029	10/10/2029	4.50%	**	256,160
	NATWEST GROUP PLC 5.115%/VAR 05/23/2031	5/23/2031	5.11%	**	361,205
	NATWEST MARKETS PLC 5.416% 05/17/2027 144A	5/17/2027	5.42%	**	369,597
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/1	3/15/2028	5.93%	**	109,694
	ONEOK INC 4.25% 09/24/2027	9/24/2027	4.25%	**	35,516
	ONEOK INC 4.4% 10/15/2029	10/15/2029	4.40%	**	37,468
	PNC FINANCIAL SERVICES GRP INC 6.615%/VAR 10/20/20	10/20/2027	6.62%	**	421,549
	PACIFIC LIFE GF II 4.5% 08/28/2029 144A	8/28/2029	4.50%	**	430,497
	PAYCHEX INC 5.1% 04/15/2030	4/15/2030	5.10%	**	13,524
	PHILIP MORRIS INTL INC 5.125% 11/17/2027	11/17/2027	5.13%	**	429,656
	PHILIP MORRIS INTL INC 5.625% 11/17/2029	11/17/2029	5.63%	**	296,283
	PINNACLE WEST CAPITAL CORP 4.9% 05/15/2028	5/15/2028	4.90%	**	65,550
	PINNACLE WEST CAPITAL CORP 5.15% 05/15/2030	5/15/2030	5.15%	**	71,553
	PRICOA GLOBAL FDG I 4.4% 08/27/2027 144A	8/27/2027	4.40%	**	430,085
	PRICOA GLOBAL FDG I 4.7% 05/28/2030 144A	5/28/2030	4.70%	**	357,680
	PUBLIC SVC ENTERPRISE GRP INC 4.9% 03/15/2030	3/15/2030	4.90%	**	107,846
	RGA GLOBAL FUNDING 5.448% 05/24/2029 144A	5/24/2029	5.45%	**	220,532

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	RGA GLOBAL FUNDING 4.35% 08/25/2028 144A	8/25/2028	4.35%	**	417,977
	ROPER TECHNOLOGIES INC 4.5% 10/15/2029	10/15/2029	4.50%	**	124,311
	ROPER TECHNOLOGIES INC 4.45% 09/15/2030	9/15/2030	4.45%	**	62,329
	SAMMONS FINANCIAL GROUP GLOBAL FUNDING 5.1% 12/10/	12/10/2029	5.10%	**	247,510
	SAMMONS FINANCIAL GROUP GLOBAL FUNDING 5.05% 01/10	1/10/2028	5.05%	**	215,180
	SAMMONS FINANCIAL GROUP GLOBAL FUNDING 4.8% 12/12/	12/12/2030	4.80%	**	200,907
	SANTANDER HLDGS USA INC 6.124%/VAR 05/31/2027	5/31/2027	6.12%	**	119,439
	SIMON PROPERTY GROUP LP 4.375% 10/01/2030	10/1/2030	4.38%	**	419,519
	SOUTHERN POWER CO 4.25% 10/01/2030	10/1/2030	4.25%	**	129,199
	STATE STREET CORP 4.53%/VAR 02/20/2029	2/20/2029	4.53%	**	209,991
	TARGA RES CORP 4.35% 01/15/2029	1/15/2029	4.35%	**	33,287
	TORONTO DOMINION BANK 4.783% 12/17/2029	12/17/2029	4.78%	**	305,551
	TOYOTA MOTOR CREDIT CORP 4.65% 01/05/2029	1/5/2029	4.65%	**	301,866
	TOYOTA MOTOR CREDIT CORP 4.55% 08/09/2029	8/9/2029	4.55%	**	48,607
	TRUIST FINANCIAL CORP 7.161%/VAR 10/30/2029	10/30/2029	7.16%	**	429,921
	TRUIST FINANCIAL CORP 5.071%/VAR 05/20/2031	5/20/2031	5.07%	**	339,920
	UBS GROUP AG 3.126%/VAR 08/13/2030 144A	8/13/2030	3.13%	**	320,134
	UBER TECHNOLOGIES INC 4.15% 01/15/2031	1/15/2031	4.15%	**	65,584
	UST NOTES 4% 02/29/2028	2/29/2028	4.00%	**	8,352,016
	UST NOTES 4.625% 09/30/2028	9/30/2028	4.63%	**	7,225,976
	UST NOTES 4.5% 11/15/2033	11/15/2033	4.50%	**	1,316,149
	UST NOTES 4.375% 11/30/2030	11/30/2030	4.38%	**	2,266,325
	UST NOTES 4.375% 11/30/2028	11/30/2028	4.38%	**	2,357,555
	UST NOTES 4% 02/15/2034	2/15/2034	4.00%	**	2,502,737
	UST NOTES 4.25% 02/28/2031	2/28/2031	4.25%	**	10,883,975
	UST NOTES 4.625% 04/30/2029	4/30/2029	4.63%	**	16,327,491
	UST NOTES 4.375% 05/15/2034	5/15/2034	4.38%	**	561,991
	UST NOTES 4.5% 05/31/2029	5/31/2029	4.50%	**	5,470,037
	UST NOTES 4.375% 07/15/2027	7/15/2027	4.38%	**	947,412
	UST NOTES 3.375% 09/15/2027	9/15/2027	3.38%	**	2,146,024
	UST NOTES 4% 12/15/2027	12/15/2027	4.00%	**	7,334,838
	UST NOTES 4.375% 12/31/2029	12/31/2029	4.38%	**	4,327,708
	UST NOTES 4.625% 02/15/2035	2/15/2035	4.63%	**	699,853
	UST NOTES 4% 03/31/2030	3/31/2030	4.00%	**	3,297,061
	UST NOTES 4.25% 08/15/2035	8/15/2035	4.25%	**	258,646
	UST NOTES 3.5% 11/15/2028	11/15/2028	3.50%	**	2,365,210
	VERIZON MASTER TRUST 4.62% 11/20/2030	11/20/2030	4.62%	**	345,504
	VIRGINIA ELECTRIC AND POWER CO 5.3% 08/15/2033	8/15/2033	5.30%	**	455,000
	VOLKSWAGEN GROUP AMER FIN LLC 4.35% 06/08/2027 144	6/8/2027	4.35%	**	301,273
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 0	6/20/2028	5.02%	**	100,661
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 1	12/20/2028	5.48%	**	221,051

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)		(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, lessor or Similar Party			Cost	Current Value
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2024-1 4.63% 0	7/20/2029	4.63%	**	344,718
	WELLS FARGO CARD ISSUANCE TRUST 4.94% 02/15/2029	2/15/2029	4.94%	**	355,412
	WELLS FARGO CARD ISSUANCE TRUST 4.34% 05/15/2030	5/15/2030	4.34%	**	385,867
	WELLS FARGO & CO NEW 5.574%/VAR 07/25/2029	7/25/2029	5.57%	**	307,432
	WELLS FARGO & CO NEW 5.707%/VAR 04/22/2028	4/22/2028	5.71%	**	412,732
	WELLS FARGO & CO NEW 5.244%/VAR 01/24/2031	1/24/2031	5.24%	**	203,225
	WELLS FARGO & CO NEW 4.97%/VAR 04/23/2029	4/23/2029	4.97%	**	347,199
	WESTERN-SOUTHERN GLOBAL FUNDING 4.9% 05/01/2030 14	5/1/2030	4.90%	**	42,294
	WESTERN-SOUTHERN GLOBAL FUNDING 4.5% 07/16/2028 14	7/16/2028	4.50%	**	421,516
	WILLIAMS COS INC 4.8% 11/15/2029	11/15/2029	4.80%	**	187,611
	WILLIAMS COS INC 4.625% 06/30/2030	6/30/2030	4.63%	**	77,764
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/	2/15/2029	5.79%	**	176,402
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/	11/15/2028	5.15%	**	22,338
	WORLD OMNI AUTO RECEIVABLES TR 2024-A 4.86% 03/15/	3/15/2029	4.86%	**	298,174
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2024	10/15/2027	5.26%	**	157,379
	Total Fixed Income Securities				130,002,766
	Various Wrap Issuers	FBRIC wrapper contract (adjustment to contract value)		**	449,041
	Total Synthetic Guaranteed Investment Contracts				130,451,806

	MUTUAL FUNDS:
*	Fidelity US Bond Idx	4,365,859 shares		**	46,103,470
*	JP Morgan Equity Income Select Fund	3,980,710 shares		**	98,522,567
*	DFA Emerging Markets Core Equity Fund	249,358 shares		**	7,251,334
*	Fidelity Investments Money Market Government Portfolio - Class I	—	4.20%	**	1,918,807
*	Total Mutual Funds				153,796,179

	COMMON COLLECTIVE TRUSTS:
*	FIAM Index TD 2010 T	192,151	units	**	4,407,933
*	FIAM Index TD 2015 T	500,569	units	**	12,364,052
*	FIAM Index TD 2020 T	1,344,954	units	**	34,767,066
*	FIAM Index TD 2025 T	3,373,467	units	**	96,481,170
*	FIAM Index TD 2030 T	5,550,617	units	**	166,796,032
*	FIAM Index TD 2035 T	5,116,151	units	**	175,586,310
*	FIAM Index TD 2040 T	3,778,363	units	**	139,648,285
*	FIAM Index TD 2045 T	3,461,732	units	**	131,961,228
*	FIAM Index TD 2050 T	2,869,950	units	**	108,627,603
*	FIAM Index TD 2055 T	2,337,469	units	**	90,787,315
*	FIAM Index TD 2060 T	2,024,897	units	**	55,745,409
*	FIAM Index TD 2065 T	113,678	units	**	2,258,789
*	BTC Total Return L	1,190,438	units	**	13,597,892
*	Fidelity Contrafund Pool	4,505,539	units	**	250,778,320
*	FID GR CO POOL CL D	5,840,346	units	**	518,272,289
*	MFS INTL EQUITY 3B	2,643,019	units	**	60,181,541

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	(b)	(c)			(d)	(e)
		Description of Investment including Maturity Date, rate of Interest, Par or Maturity Value
	Identity of Issue, Borrower, lessor or Similar Party			Current Value	Cost	Current Value
*	Boston Trust Walden SMID Cap Cit	2,561,649	units		**	35,453,217
*	SP 500 INDEX PL CL E	572,629	units		**	186,133,045
*	SP EXT MKT IDX CL E	213,906	units		**	40,729,817
*	FID FRDM IDX RET T	520,098	units		**	9,653,014
*	SP TTL INTL IDX CL E	103,510	units		**	14,829,888
*	FID FRDM INX 2070 T	33,610	units		**	416,088
*	Total Common Collective Trusts					2,149,476,304

*	Ryder System, Inc. common stock fund	829,196			**	159,545,112

	Total investments per net assets available for benefits					2,592,820,361

*	Notes receivable from participants		3.25% - 9.5%		—	46,448,926
	Investments at Fair Value					2,639,269,287

*	Represents a Party-In-Interest as defined by ERISA.
**	Indicates a participant-directed investment; the cost disclosure is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. 401(k) SAVINGS PLAN

Date: June 25, 2026	/s/ Francisco Lopez
Francisco Lopez
Executive Vice President and Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Certified Public Accounting Firm - BDO USA, P.C.